

10035918

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 34415 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

**Israel A. Englander & Co., Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 5th Avenue 9th Floor
(No. and Street)

New York (City) NY (State) 10103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Golden (212) 841-4568
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name)*

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Kevin Golden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Israel A. Englander & Co., Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

Notary Public

ILENE LICHT
Notary Public, State of New York
No. 01LI6137473
Qualified in New York County
My Commission Expires Nov. 28, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Contents**

McGladrey & Pullen

Certified Public Accountants

**Independent Auditor's Report**

To the Board of Directors
Israel A. Englander & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Israel A. Englander & Co., Inc. (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Israel A. Englander & Co., Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 25, 2010

Israel A. Englander & Co., Inc.

**Statement of Financial Condition**
**December 31, 2009**

| ASSETS | |
|---|---|
| Cash and Cash Equivalents | $ 155,772 |
| Receivable From Clearing Organizations, Net | 6,397,033 |
| Floor Brokerage Receivables, Net | 4,880,787 |
| Securities Owned, at Fair Value | 1,182,148 |
| Property and Equipment (net of accumulated depreciation and amortization of $1,527,625) | 222,630 |
| Other Assets | 712,950 |
| **Total assets** | $ 13,551,320 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| Liabilities: | |
| Accrued compensation | $ 4,947,297 |
| Accounts payable | 820,226 |
| Securities sold, not yet purchased, at fair value | 510,714 |
| Other liabilities | 260,854 |
| **Total liabilities** | 6,539,091 |
| Stockholders' Equity | 7,012,229 |
| **Total liabilities and stockholders' equity** | $ 13,551,320 |

See Notes to Statement of Financial Condition

## Note 1. Organization

Israel A. Englander & Co., Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC"), NYSE Alternext US LLC (a/k/a NYSE Amex Options - formerly the American Stock Exchange), the Chicago Board Options Exchange, NYSE Arca, Inc., the International Securities Exchange, Nasdaq, BATS, Nasdaq OMX PHLX and the Boston Options Exchange. The Company provides floor brokerage execution services to qualified institutional investors.

## Note 2. Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition. References to generally accepted accounting principles ("GAAP") in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the "Codification" or "ASC". The Codification is effective for periods ending on or after September 15, 2009.

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company depreciates computer equipment and furniture and fixtures using the straight-line method over the estimated useful life of the asset, which is typically between three and seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset and the remaining term of the lease.

Investments in securities traded on a national securities exchange, or reported on the Nasdaq national market, are stated at the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price, except for short sales positions and call options written, for which the last quoted asked price is used. These financial instruments are classified as Level 2 in the fair value hierarchy.

The Company evaluates subsequent events for potential recognition and/or disclosure through the date that the statement of financial condition is issued.

Recently Adopted Accounting Pronouncements: Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the statement of financial condition with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position. The Company adopted the provisions of this guidance effective January 1, 2009.

## Note 3. Receivable From Clearing Organizations, Net

Receivable from clearing organizations, net represents cash held at the clearing brokers at December 31, 2009.

## Note 4. Floor Brokerage Receivables, Net

Floor brokerage receivables represent amounts receivable by the Company from various major financial institutions for floor brokerage execution services. These amounts are shown net of an allowance for doubtful accounts of $38,750 on the statement of financial condition.

## Note 5. Related Party Transactions

Millennium Operations, LLC ("Operations"), a limited liability company, provides personnel and general and administrative expenses at cost to the Company.

The Company holds a receivable from affiliate from a previous investment in Millennium Management, L.L.C., the general partner of Millennium Partners, L.P. ("Partners"). The receivable from affiliate has a remaining balance of $8,400 and is included in other assets on the statement of financial condition.

A minority shareholder of the Company is the managing member of Millennium Management, L.L.C.

At December 31, 2009, the Company has an interest-bearing receivable from employees in the amount of $347,675, which is accounted for on an accrual basis and is included in other assets on the statement of financial condition.

## Note 6. Other Liabilities

Other liabilities include amounts relating to general and administrative expenses from operations, employee-related payables, payable to affiliates and taxes payable.

## Note 7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250,000. At December 31, 2009, the Company had net capital of $3,438,156, which exceeded its requirement by $3,188,156.

Certain advances, dividend payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2009, the Company was in compliance with all such requirements.

## Note 8. Income Taxes

The Company is treated as an S Corporation for federal tax purposes and, therefore, it is not subject to federal taxation. The Company is subject to certain state and local taxes. The Company's shareholders are subject to taxation on the Company's income whether or not it is distributed to them. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or liability in the current year. For the year ended December 31, 2009, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2006.

## Note 9. Fair Value of Financial Instruments

As described in Note 2, the Company records its investments at fair value. Guidance provided by the FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. Investments in this category generally include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

## Note 9. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

| | | Fair Value Measurement Using | | |
|---|---|---|---|---|
| Description | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Common stock | $ 1,182,110 | $ 1,182,110 | $ - | $ - |
| Options on listed securities | 38 | - | 38 | - |
| **Securities owned, at fair value** | $ 1,182,148 | $ 1,182,110 | $ 38 | $ - |
| Common stock | $ 503,461 | $ 503,461 | $ - | $ - |
| Options on listed securities | 7,253 | - | 7,253 | - |
| **Securities sold, not yet purchased, at fair value** | $ 510,714 | $ 503,461 | $ 7,253 | $ - |

## Note 10. Derivative Financial Instruments

In the normal course of business, the Company utilizes derivative contracts in connection with its trading activities. The Company does not make investments in derivative contracts. The Company may periodically clear through its error account a derivative transaction executed as an agent in error. Similarly, the Company may periodically facilitate customer portfolio positioning by buying or selling derivative contracts in the Company's proprietary account. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's primary underlying risk for its derivative activities and exposure is equity price risk.

Options: The Company is subject to equity price risk in the normal course of pursuing its trading activities. The Company may enter into options to speculate on the price movements of the financial instrument underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Options written by the Company may expose the Company to market risk of an unfavorable change in the financial instrument underlying the written option.

**Note 10. Derivative Financial Instruments (Continued)**

The Company is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed upon under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

At December 31, 2009, the volume of the Company's derivative activities, based on their notional amounts[a] and number of contracts, are as follows:

| | Long Exposure | |
|---|---|---|
| | Notional Amounts | Number of Contracts |
| Options | 5 | 1 |
| | 5 | 1 |

| | Short Exposure | |
|---|---|---|
| | Notional Amounts | Number of Contracts |
| Options | 521 | 65 |
| | 521 | 65 |

(a) Notional amounts are presented net of identical offsetting derivative contracts and
(b) Notional amount for options are based on the number of contracts times the fair value of the underlying instruments as if exercised at December 31, 2009.

Impact of Derivatives on the Statement of Financial Condition: The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts at December 31, 2009. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting.

| Options | Derivative Assets | Derivative Liabilities |
|---|---|---|
| Hedge Relationship | $ 35 | $ 2,540 |
| Not Designated Hedge Relationship | 3 | 4,713 |
| | $ 38 | $ 7,253 |

## Note 11. Concentration of Credit Risk

The Company clears its securities transactions through a major financial services firm. In addition, the Company provides execution services for various major financial institutions. These activities may expose the Company to off-balance-sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

## Note 12. Commitments

The Company has entered into an operating lease agreement for office space that expires on May 31, 2013.

Future minimum lease payments are as follows:

| Year ending December 31, | |
|---|---|
| 2010 | $ 511,980 |
| 2011 | 511,980 |
| 2012 | 511,980 |
| Thereafter | 213,325 |
| | $ 1,749,265 |

# McGladrey & Pullen

Certified Public Accountants

**Independent Accountant's Report on Applying Agreed-Upon Procedures**

Board of Directors
Israel A. Englander & Co., Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Israel A. Englander & Co., Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 25, 2010

**SIPC-7T**
(29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7T**
(29-REV 12/09)

WORKING COPY

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 67,107.46

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 23,968.43 )
12/2/2009
Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 43,139.03

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 43,139.03

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 43,139.03

H. Overpayment carried forward $( 0 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the____ day of ________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:



# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 28,052,817 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | 167,058 |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 167,058 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 1,042,776 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 1,042,776 |
| 2d. SIPC Net Operating Revenues | $ 26,842,983 |
| 2e. General Assessment @ .0025 | $ 67,107.46 (to page 1 but not less than $150 minimum) |

# Israel A. Englander & Co., Inc.

Statement of Financial Condition

December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

# Israel A. Englander & Co., Inc.

Independent Auditor's Report on Internal Control

December 31, 2009

# McGladrey & Pullen

Certified Public Accountants

**Independent Auditor's Report on Internal Control**

To the Board of Directors
Israel A. Englander & Co., Inc.
New York, New York

In planning and performing our audit of the financial statements of Israel A. Englander & Co., Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and, therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 25, 2010